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                                                                    EXHIBIT 99.4


               [LOGO OF SPECIALTY TELECONSTRUCTORS APPEARS HERE]


FOR IMMEDIATE RELEASE                    For more information, contact:
May 15, 1997                             Jim Drewitz, Investor Relations
                                         (817) 430-3131

                       SPECIALTY TELECONSTRUCTORS, INC.
             COMPLETES ACQUISITION OF NOVAK & LACKEY CONSTRUCTION
                CO., INC. AND ANNOUNCES INCREASED REVENUES AND
                  EARNINGS FOR THREE AND NINE MONTHS PERIODS.

Cedar Crest, New Mexico May 15, 1997 - Specialty Teleconstructors, Inc. (Nasdaq SCTR and Pacific Stock Exchange: SPP) announced today it had completed the acquisition of Novak & Lackey Construction Co., Inc., and Oklahoma City, Oklahoma-based builder of wireless transmitting, receiving and switching facilities. Specialty issued 400,000 shares of its common stock to the former shareholders of Novak & Lackey. For the nine months ended March 31, 1997, Novak & Lackey generated approximately $10.3 million in revenues. Following the acquisition, Frank D. Lackey, Chairman of Novak & Lackey, was elected to the Board of Directors of Specialty. Mr. Lackey said, "We are extremely pleased to become associated with Specialty, one of the leading builders of wireless infrastructure in the United States."

Specialty also announced its unaudited results of operations for the three and nine month periods ended March 31, 1997, which include the operations of Novak & Lackey. For the three-month period ended March 31, 1997, revenues and earnings increased 121% and 842% respectively from $4,680,315 and $27,133 in 1996 to $10,338,648 and $255,460 in 1997. For the nine-month period ended March 31, 1997, revenues and earnings increased 123% and 172%, respectively, from $14,631,358 and $446,918 for the nine-month period ended March 31, 1996 to $32,620,262 and $1,214,730 for the nine-month period ended March 31, 1997.

Earnings per share for the three-month period ended March 31, 1997 increased 400% from $.01 in 1996 to $.05 in 1997. For the nine-month period ended March 31, 1997 earnings per share increased 150% from $.10 for the nine months ended March 31, 1996 to $.25 for the nine months ended March 31, 1997.

Specialty Teleconstructors, Inc. is headquartered in Cedar Crest, New Mexico and conducts national operations through ten regional offices across the country. Specialty is dedicated primarily to the build-out and maintenance of wireless communications transmitting and receiving facilities for providers of wireless communications services.

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